# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CISO Global, Inc., CIK 0001777319
CUSIP: 15672X201
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6900 E. CAMELBACK ROAD, Suite 900, SCOTTSDALE, Arizona (AZ), 85251
Date of event which requires filing of this statement: 11/06/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002083494
Persons authorized to receive notices and communications: Debra Gallington, CISO Global, Inc 6900 E. Camelback Road,, Suite 900, Scottsdale, Arizona (AZ), 85251, (480 389-3444)

## Reporting persons
- Hensley & Company IRS# 86-0255475 (CIK 0002083494): type of reporting person: corporation (CO); citizenship or place of organization: Arizona (AZ); source of funds: working capital (WC); sole voting power 6,528,666; shared voting power 0; sole dispositive power 6,528,666; shared dispositive power 0; aggregate amount beneficially owned 6,528,666 (14.82% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: CISO Global, Inc.
Address of issuer's principal executive offices: 6900 E. CAMELBACK ROAD, Suite 900, SCOTTSDALE, Arizona (AZ), 85251

## Item 2. Identity and Background
Name of person filing: Hensley & Company
Residence or business address: 4201 N.45th Street, Phoenix, AZ 85031
Present principal occupation or employment: Beverage Distributor
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Arizona - USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On or about August 4, 2025, a convertible note and the accrued interest were exchanged for 6,180,554 shares of Series A Preferred shares of CISO Global, Inc. (the "Company"). On or about November 6, 2025, the Series A Preferred Shares and accrued dividends totaling 6,328,665, were converted into common stock of the Company.

## Item 4. Purpose of Transaction
Purpose of transaction: A general investment held by reporting person with respect to the shares reported herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 6,528,666 shares of common stock - 14.82%
Number of shares as to which each person has sole or shared power to vote or dispose: 6,528,666 shares of common stock
Transactions in the class effected during the past sixty days: On or about August 4, 2025, a convertible note and the accrued interest were exchanged for 6,180,554 shares of Series A Preferred shares of CISO Global, Inc. (the "Company"). On or about November 6, 2025, the Series A Preferred Shares and accrued dividends totaling 6,328,665, were converted into common stock of the Company.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable

## Signatures
- Hensley & Company IRS# 86-0255475: /s/ Andrew K. McCain, President (12/31/2025)